

AiPEXAR
An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - December 2023

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



— AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 12/29/2023

YTD	17.74%
1Y	17.74%
3Y	7.45%
5Y	57.00%
10Y	149.29%
10Y Volatility	18.08%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 12/29/2023

Top 10 Holdings: As of 12/29/2023

	Index Weight(%)	Sector
NVIDIA CORP	5.16%	Electronic Technology
TESLA INC	3.41%	Consumer Durables
ELI LILLY & CO	2.50%	Health Technology
META PLATFORMS INC	1.47%	Technology Services
UNITEDHEALTH GROUP INC	1.33%	Health Services
JOHNSON & JOHNSON	1.21%	Health Technology
PEPSICO INC	1.18%	Consumer Non-Durables
PROCTER & GAMBLE CO	1.15%	Consumer Non-Durables
MERCK & CO. INC.	1.12%	Health Technology
COSTCO WHOLESALE CORP	1.08%	Retail Trade
Total	19.62%	

Annual Index Performance: Historical & Simulated*

2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 12/29/2023

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
January 02, 2024

HSBC

Monthly Performance Report - December 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	3.56%	2.89%
Consumer Durables	4.18%	2.44%
Consumer Non-Durables	6.70%	4.42%
Consumer Services	3.99%	3.48%
Electronic Technology	15.73%	16.67%
Finance	13.04%	13.05%
Health Technology	11.82%	9.36%
Producer Manufacturing	3.31%	4.04%
Retail Trade	6.56%	7.36%
Technology Services	14.90%	20.53%

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.12%	0.17%
Consumer Durables	0.17%	0.20%
Consumer Non-Durables	0.03%	-0.00%
Consumer Services	0.18%	0.22%
Electronic Technology	1.01%	1.26%
Finance	0.89%	0.82%
Health Technology	0.55%	0.63%
Producer Manufacturing	0.36%	0.33%
Retail Trade	0.47%	0.40%
Technology Services	0.65%	0.62%

HSBC